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                      Securities and Exchange Commission
                            Washington, D.C. 20549



                                   Form 6-K



                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d/16 of
                      the Securities Exchange Act of 1934



                                   May 2002



                                  AEGON N.V.



                                 50 AEGONplein
                              2591 TV  THE HAGUE
                                The Netherlands

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AEGON's press release, dated May 6, 2002, is included as appendix and incorporated herein by reference.



                                   SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         AEGON N.V.
                                         --------------------------
                                         (Registrant)



Date: May 6, 2002                    By  E.Lagendijk
                                         --------------------------
                                         E. Lagendijk
                                         Senior Vice President and
                                         General Counsel







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